RECEIVED

2007 AUG 20 A 9:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance [redacted]
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07026087

SUPPL

August 9, 2007

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Corporate News Release of **August 9th, 2007** concerning results for the first six months of 2007 (**"WashTec AG: Stable business performance and further expansion in direct business in the US"**).

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

Stable business performance and further expansion in direct business in the US:

- **Revenues at EUR 129.3m (prior year: EUR 125.9m)**
  Strongest growth in southern and eastern Europe and the US
- **EBIT at EUR 8.6m (prior year: EUR 7.8m)**
- **Takeover of activities of Mark VII's Texas distributor**

Augsburg, August 09, 2007 – As forecasted, WashTec AG, the leading provider of innovative vehicle wash systems, enjoyed a stable business performance during the first six months of the year.
Revenues for the WashTec Group were up EUR 3.4m (2.7%) to EUR 129.3m compared to EUR 125.9m generated during the first six months of 2006. Revenues in the core markets in Europe were down slightly year-on-year, with major customers keeping a rein on their spending in the first half of the year. The investment slowdown in the first quarter in Germany mainly levelled-off during the second quarter. The subsidiary Mark VII Equipment, USA, saw its revenues climb EUR 3.9m during the first six months to EUR 14.3m. Revenues of the Spanish subsidiary acquired in January, which continues to develop well, were on target and consolidated in the revenues of the WashTec Group in the period under review.

EBIT for the period rose from EUR 7.8m to EUR 8.6m; last year's result, however, was clipped by non-recurring expenses of EUR 3.5m, mainly for phantom stocks. The decrease in EBIT adjusted for these non-recurring effects can be mainly attributed to the temporary cut-back in spending by major customers in the core markets in Europe during the first six months and also to expenses relating to activities aimed at strengthening the Group's sales and service organizations in Spain and the US.

EBT rose to EUR 6.6m during the first six months of the year (last year: EUR 6.0m). After deducting taxes, net profit totalled EUR 4.0m (last year: EUR 3.6m).

Due to the acquisition of the Spanish dealer in January, liabilities to banks rose slightly to EUR 60.0m. The equity ratio as of June 30, 2007 is 30.9%.

The US subsidiary continues to perform well. As part of optimizing the sales and service channels, direct business activities in the US were stepped up further. The Tennessee region has been serviced directly since the beginning of the year, and the activities of Mark VII's Texas distributor Aqua Pro were acquired at the beginning of July.
With regard to the projects aiming at boosting competitiveness, a supplementary collective agreement for WashTec Germany was signed by WashTec, the works

council and IG Metall union representatives. In return, WashTec announced that there will be no job cuts in Germany until the end of 2010.

767,000 stock options were issued on July 23 in-line with the plan agreed on during the shareholders' meeting for the management board members and executive employees at an exercise price of EUR 15.34; therewith the virtual stock option plan is completed.

Forecast 2007

The management board still aims at achieving an EBIT margin of between 10% and 12% with moderate organic growth for the entire fiscal year. The margin at the end of the fiscal year will essentially depend on the total amount invested in future growth which, together with the described expansion of the sales and service activities in southern Europe and the US and other projects in the planning phase, is and will remain an important element of WashTec's strategy so long as an overall EBIT margin of at least 10% is expected.

Following an extraordinary burden in the current fiscal year, the net profit of the WashTec Group is likely to improve by more than 10% due to the implementation of the corporate tax reform in Germany.

The medium-term forecast planning will be reviewed and approved during the third quarter. Key elements include projects on growth and efficiency with concrete measures for achievement. The aim is to take-up a leading position as a full-service provider for car wash systems in all major global markets in the medium-term. Further acquisitions may also be made in this context.
The strategy is scheduled to be presented to the Company's institutional investors during an investor day to be held in Augsburg in September. This will be WashTec's first investor day and is aimed at further intensifying the relationship with the financial markets.

Key Performance Indicators:

EUR m	H1/2007	H1/2006
Revenues	129.3	125.9
EBITDA	12.2	11.0
EBIT	8.6	7.8
EBIT adjusted for non-recurring effects	8.3	11.3
EBT	6.6	6.0

END

The complete quarterly report may be downloaded from our website at www.washtec.de.

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of the supervisory board:
Michael Busch

HRB 81
commercial register Augsburg